UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Societal CDMO, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75629F109

(CUSIP Number)

James D. Shelton, Jr.

Railroad Ranch Capital Management, LP

1845 Woodall Rodgers Freeway

Suite 1015

Dallas, Texas 75201

(214) 996-0852

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

Railroad Ranch Capital Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,018,339
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,018,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,018,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

JDS Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,018,339
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,018,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,018,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

Railroad Ranch Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,018,339
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,018,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,018,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

Railroad Ranch Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,018,339
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,018,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,018,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 75629F109

1	NAME OF REPORTING PERSON

James D. Shelton, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,018,339
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,018,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,018,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 75629F109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Railroad Ranch Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,018,339 Shares beneficially owned by Railroad Ranch Master is approximately $3,943,372, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 56,657,860 Shares outstanding as of August 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2022.

As of the date hereof, Railroad Ranch Master directly beneficially owned 4,018,339 Shares, constituting approximately 7.1% of the Shares outstanding. Railroad Ranch Master GP, as the general partner of Railroad Ranch Master, may be deemed to beneficially own the 4,018,339 Shares owned by Railroad Ranch Master, constituting approximately 7.1% of the Shares outstanding. Railroad Ranch Capital, as the investment manager of Railroad Ranch Master, may be deemed to beneficially own the 4,018,339 Shares owned by Railroad Ranch Master, constituting approximately 7.1% of the Shares outstanding. Railroad Ranch IM GP, as the general partner of Railroad Ranch Capital, may be deemed to beneficially own the 4,018,339 Shares owned by Railroad Ranch Master, constituting approximately 7.1% of the Shares outstanding. Mr. Shelton, as the Manager of Railroad Ranch Master GP and Railroad Ranch IM GP, may be deemed to beneficially own the 4,018,339 Shares owned by Railroad Ranch Master, constituting approximately 7.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted.

7

CUSIP No. 75629F109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

Railroad Ranch Capital Master Fund, LP

By:	JDS Equity, LLC General Partner

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

JDS Equity, LLC

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

Railroad Ranch Capital Management, LP

By:	Railroad Ranch Capital Management GP, LLC General Partner

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

Railroad Ranch Capital Management GP, LLC

By:	/s/ James D. Shelton, Jr.
	Name:	James D. Shelton, Jr.
	Title:	Manager

/s/ James D. Shelton, Jr.
James D. Shelton, Jr.

8

CUSIP No. 75629F109

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

RAILROAD RANCH CAPITAL MASTER FUND, LP

Purchase of Common Stock	16,449	0.7498	06/29/2022
Purchase of Common Stock	221	0.7500	06/30/2022
Purchase of Common Stock	5,053	0.8000	07/01/2022
Purchase of Common Stock	9,216	0.7532	07/05/2022
Purchase of Common Stock	20,000	0.7655	07/06/2022
Purchase of Common Stock	4,425	0.7230	07/07/2022
Purchase of Common Stock	11,902	0.7779	07/08/2022
Purchase of Common Stock	3,295	0.7998	07/12/2022
Purchase of Common Stock	36,235	0.8047	07/13/2022
Purchase of Common Stock	141,314	0.8050	07/13/2022
Purchase of Common Stock	12,191	0.7768	07/14/2022
Purchase of Common Stock	18,730	0.8013	07/15/2022
Purchase of Common Stock	100	0.7767	07/15/2022
Purchase of Common Stock	49,989	0.7937	07/18/2022
Purchase of Common Stock	6,659	0.8093	07/19/2022
Purchase of Common Stock	50,000	0.8386	07/20/2022
Purchase of Common Stock	33,891	0.8396	07/20/2022
Purchase of Common Stock	7,745	0.7967	07/21/2022
Purchase of Common Stock	50,000	0.7941	07/22/2022
Purchase of Common Stock	400	0.7999	07/25/2022
Purchase of Common Stock	7,450	0.8350	07/26/2022
Purchase of Common Stock	4,300	0.8306	07/27/2022
Purchase of Common Stock	21,900	0.8406	07/28/2022
Purchase of Common Stock	3,793	0.8811	07/29/2022
Purchase of Common Stock	25,000	0.9014	08/02/2022
Purchase of Common Stock	1,700	0.9067	08/03/2022
Purchase of Common Stock	1,400	1.1000	08/04/2022
Purchase of Common Stock	1,660	1.1259	08/05/2022
Purchase of Common Stock	6,900	1.0910	08/11/2022
Sale of Common Stock	(12,100)	1.7108	08/16/2022
Purchase of Common Stock	10,000	1.2823	08/19/2022
Purchase of Common Stock	8,776	1.2423	08/22/2022
Purchase of Common Stock	4,600	1.2496	08/23/2022
Purchase of Common Stock	9,225	1.2543	08/24/2022
Purchase of Common Stock	44,152	1.2031	08/25/2022
Purchase of Common Stock	57,173	1.2002	08/26/2022